March 13, 2025

Jaspreet Mathur
Chief Executive Officer
Limitless X Holdings Inc.
9777 Wilshire Blvd. #400
Beverly Hills, CA 90210

       Re: Limitless X Holdings Inc.
           Offering Statement on Form 1-A
           Filed February 14, 2025
           File No. 024-12574
Dear Jaspreet Mathur:

       We have reviewed your offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. Given that you "will set aside in the Dividend Payment Account an amount equal to two (2) years of dividend payments or $7.50 per share for the Series D Preferred
       Stock," please revise the row titled "Less: Dividend Reserve" in the chart to reflect such amount.
2.     We note the following disclosure under Item 6(c)(1) in Part I of Form
1-A:
       "Extinguishment of debt in the amount of $3,375,00 pursuant to the issuance of 375,000 Class D Stock to 1 creditor. Each share of Class D Stock was valued at
       $25 per share" (emphasis added). It appears that this is referring to the "debt conversation transaction" between the Company and Mr. Mathur, as reflected on page
       53 under the section titled "Debt Conversion Agreements with Mr. Mathur." That section, however, states that "the Company issued an aggregate of 135,000 shares of
       Series D Stock to Mr. Mathur" (emphasis added). Please revise to correct the discrepancy.
3. We note your statement here and in the Summary, Business, and Management's
 March 13, 2025
Page 2

       Discussion and Analysis of Financial Condition and Results of Operations sections that in December 2024 you announced plans to expand into new industries. Please revise each such statement to disclose that these plans are aspirational and may not come to fruition. Please further revise the Management's Discussion and Analysis section to describe the steps you intend to take, and the funds required, to develop each of these new business lines, as well as the timeframe for the development of each such business line. If you do not yet have such plans, please state that is the case.
4. Please state here, and on page 4, that the Series D Preferred Stock has no voting rights, other than in the limited circumstances required by Delaware corporate law.
       Also state that your Chief Executive Officer controls voting on all matters put to shareholders. Finally, state, if true, that you do not intend to seek quotation or listing of the Series D Preferred Stock.
Risks Related to Our Business
We face competition in our market from various companies, most of which have greater financial, technical, and other resources than us., page 12

5. We note your disclosure that you "face significant competition from other marketing companies." However, it does not appear that you plan to operate as a marketing agency, but as a purveyor of goods and services. Please revise this risk factor, as well as your disclosure on pages 28, F-6, and F-30, accordingly, or advise. Plan of Distribution, page 22

6. We note that Mountain Share Transfer, LLC is acting as the transfer agent for this offering. We also note, however, reference to Remark Holdings, Inc. in the Notice to
       Investors attached as Exhibit 4.1, as well as on the cover page of the Offering
       Statement. Please revise, or advise.
7. Please include a description of the material terms of your transfer agent agreement with Mountain Share Transfer, LLC, and file the agreement as an exhibit. Pricing of the Offering, page 22

8. We note your disclosure that you considered, among other things, "[y]our past and present financial performance" in determining the price of the shares of Series D
       Preferred Stock. Given your risk factor disclosure that "[yo]ur future profitability is uncertain," you "have incurred recurring losses and may not be profitable in the future," and you "expect to incur losses in the future," as well as the doubts regarding your ability to continue as a going concern, please explain to us how you determined an Offering Price of $25. In your response, discuss whether and how you considered the recent sale prices of your common stock.
Use of Proceeds, page 24

9. We note the amount of "Dividend Reserve to be placed in escrow" is reflected to be
       $11,250,000 if 100% of the Shares are sold. Throughout the Offering Statement, however, you state that you "will set aside in the Dividend Payment Account an amount equal to two (2) years of dividend payments or $7.50 per share for the Series
       D Preferred Stock." Given that you are offering "[a]s many as 3,000,000 shares,"
 March 13, 2025
Page 3

       $11,250,000 appears to reflect only the amount equal to one year of dividend payments of $3.75 per share. Please revise, or advise.
Licensing of Nutritional Products, page 27

10. With respect to your licensed nutritional products, please revise here, and elsewhere relevant, including on page 6, to describe the material terms of the licensing agreement, including duration and effect, expiration dates and expected expiration dates. Also supplementally confirm, if true, that the agreement in question is Exhibit
       6.5, or advise. Refer to Item 101(h)(4)(vii) of Regulation S-K.
Legal Proceedings, page 34

11. We note from your disclosure on page 14 that you are "currently involved in a lawsuit" relating to the information published in your e-commerce webpages. We also note two ongoing actions disclosed on page F-47. Please revise this section to include a cross-reference to your disclosure on page F-47 regarding current litigation, and to disclose the dates instituted, tentative schedules for litigation, and the relief sought.
       Refer to Item 103(a) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

12. Please expand the discussion regarding the causes of material changes in your results of operations for the periods presented to provide the reasons underlying the significant changes in product sales, cost of sales, gross profit, operating expenses and any other significant income statement line items. Refer to Item 9(a) of Form 1-A.
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 3 - Restatement, page F-11

13. Please revise here, and in Note 16 on page F-48, to disclose the nature of each adjustment sufficient to understand the cause of the underlying error. Refer to FASB
       ASC 250-10-50-7.
14. An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements should no longer be relied upon. Please file the required Item 4.02 Form 8-K. Refer to General Instruction B.1
       and Item 4.02 of Form 8-K. In addition, amend your Forms 10-Q for all periods that contained the financial statements that can no longer be relied upon. Funding Commitment Agreement, page F-20

15. Please file the Funding Commitment Agreement as an exhibit, or tell us why you are not required to do so.
Exhibits

16. We note your disclosure that the Dividend Reserve will be placed in escrow. Please describe the terms of the escrow and file the escrow agreement as an exhibit. If you have not yet entered into such agreement, please state that is the case. Refer to Item
       17(8) in Part III of Form 1-A.
 March 13, 2025
Page 4

General

17. We note your disclosure that "[t]he Offering will . . . terminate on the earlier of (i) the date on which the Maximum Offering is sold, (ii) the date that is three
(3) years from
       the date of qualification of this Offering Statement; or (iii) when we elect to terminate the Offering for any reason" (emphasis added). We also note your statement that the
       "Sale of the Shares . . . will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F)." Given that continuous offerings may be made under
Regulation A
       only if the offering statement pertains to securities that "will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date" (emphasis added), please revise the disclosure regarding the termination of the offering, or advise. Refer to Rule 251(d)(3)(i)(F) of Regulation A.
18. Please tell us whether Article XI of your amended and restated bylaws applies only to state law claims or also to Exchange Act and/or Securities Act claims.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-679-6943 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Laura M. Holm